UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. (the “Company”) closed a private offering of US$300 million principal amount of its 4.50% Senior Notes due 2023 (the “Notes”) on February 8, 2013.  The Notes are guaranteed by certain of the Company’s subsidiaries. The Notes were issued pursuant to an Indenture, dated as of February 8, 2013, among the Company, the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as trustee, security registrar, paying agent and transfer agent.  The Company intends to use the net proceeds from the offering to prepay certain of its existing debt and for capital expenditures incurred in connection with its cement business.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the Notes, nor shall there be any sale of the Notes in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. The Notes have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state securities laws. The Notes will be offered inside the United States only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and to persons outside the United States in reliance on Regulation S under the Securities Act. This notice is being issued pursuant to Rule 135c under the Securities Act.

Forward Looking Statements

This Report on Form 6-K contains forward-looking statements, which are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current projections, forecasts, estimates and expectations. All statements, other than statements of historical facts, that are included in this Report on Form 6-K that address activities, events or developments that the Company expects or anticipates to occur in the future, including the use of the proceeds from the proposed offering, are forward-looking statements. Although the Company believes that in making any such forward-looking statement its expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ Carlos Jose Molinelli Mateo
Name: Carlos Jose Molinelli Mateo
Title: Stock Market Representative

Dated: February 12, 2013